Exhibit (a)(1)(G)
FORM OF FIRST REMINDER EMAIL FOR OFFER TO EXCHANGE
From: Total Rewards
To: Eligible option holders
Subject: Reminder – Offer To Exchange Ending Soon
Date: May 31, 2017

Monday, June 12, 2017 is the last day to elect to exchange your eligible stock option grants as part of R1 RCM Inc.’s (“R1”) voluntary offer to exchange (“Offer”) certain outstanding underwater options for a lesser number of new stock options with a new exercise price, subject to a new vesting schedule as more fully described in the Offer to Exchange and your Election Form. If you wish to exchange some or all of your eligible stock option grants for a lesser number of new stock options with a new exercise price, you must complete and submit your election prior to the expiration of the Offer at 11: 59 p.m., Central Time, on June 12, 2017. If you have already submitted your election, you have until the Offer expires to withdraw or change your election.

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You may notify us of your election by completing and submitting an election form (“Election Form”) online through the Adobe Sign application (“Adobe Sign”). The link to your Election Form was previously sent to you on May 12, 2017 from Total Rewards. If you need the email re-sent to you, please email totalrewards@r1rcm.com.

•	You may change or withdraw your election by completing and submitting a new Election Form through Adobe Sign. To request a new Election Form, you must email Total Rewards at totalrewards@r1rcm.com.

•	You may change your elections as many times as you wish, but you will be bound by the last properly completed and submitted Election Form that is received before the Offer expires.

Only elections and withdrawals that are complete and actually received by R1 by the online system (Adobe Sign) by the deadline will be deemed valid elections or withdrawals, as applicable. Elections and withdrawals submitted by any other means, including hand delivery, face-to-face or telephone conversation, facsimile, email or text message are not permitted.
This reminder email does not constitute the terms of the Offer. The full terms and conditions of the Offer are described in the following materials previously provided to you: (1) the Tender Offer Statement on Schedule TO and all attachments thereto; (2) the email from Robert Luse, Executive Vice President, Human Resources, dated May 12, 2017, including the Offer to Exchange attached thereto, and the email from Total Rewards echosign@echosign.com also dated May 12, 2017; and (3) the Election Form and accompanying instructions and terms and conditions of participating in the Offer. You also may access these documents through the U.S. Securities and Exchange Commission’s website here or on our website at the investor page here.

Neither R1 nor our board of directors makes any recommendations as to whether you should participate in the Offer, nor have we authorized any person to make any such recommendations. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer. You must make your own decision about whether to participate in the Offer.